UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75507 / July 23, 2015

Admin. Proc. File No. 3-16541

In the Matter of

CARTER ACQUISITION CORP. I,
CARTER ACQUISITION CORP. II,
CARTER ACQUISITION CORP. III,
CHATSWORTH ACQUISITIONS II, INC., AND
CHATSWORTH ACQUISITIONS III, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Carter Acquisition Corp. I, Carter Acquisition Corp. II, Carter Acquisition Corp. III, Chatsworth Acquisitions II, Inc., or Chatsworth Acquisitions III, Inc., and the Commission has chosen not to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Carter Acquisition Corp. I, Carter Acquisition Corp. II, Carter Acquisition Corp. III, Chatsworth Acquisitions II, Inc., and Chatsworth Acquisitions III, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision

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[1]   17 C.F.R. § 201.360(d).

[2]   *Carter Acquisition Corp. I, Carter Acquisition Corp. II, Carter Acquisition Corp. III, Chatsworth Acquisitions II, Inc., and Chatsworth Acquisitions III, Inc.*, Initial Decision Release No. 807 (June 9, 2015), 111 SEC Docket 14, 2015 WL 3562245. The Central Index Key numbers are: 1377824 for Carter Acquisition Corp. I;1377825 for Carter Acquisition Corp. II; 1377826 for Carter Acquisition Corp. III; 1372617 for Chatsworth Acquisitions II, Inc.; and 1372618 for Chatsworth Acquisitions III, Inc.

ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Carter Acquisition Corp. I, Carter Acquisition Corp. II, Carter Acquisition Corp. III, Chatsworth Acquisitions II, Inc., and Chatsworth Acquisitions III, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 807
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16541

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CARTER ACQUISITION CORP. I, CARTER ACQUISITION CORP. II, CARTER ACQUISITION CORP. III, CHATSWORTH ACQUISITIONS II, INC., AND CHATSWORTH ACQUISITIONS III, INC.	INITIAL DECISION ON DEFAULT June 9, 2015

APPEARANCE: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission instituted this proceeding on May 18, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Order Instituting Proceedings (OIP) alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP on May 19, and Answers were due by June 1. *Carter Acquisition Corp. I*, Admin. Proc. Rulings Release No. 2712, 2015 SEC LEXIS 2055 (May 22, 2015). By order, I notified the parties that a telephonic prehearing conference would be held on June 8, and warned that I would default any Respondent that does not file an Answer, participate in the prehearing conference, or otherwise defend the proceeding. *Id.*

No Respondent appeared at the June 8 prehearing conference, and to date no Respondent has filed an Answer or otherwise defended the proceeding. Accordingly, Respondents are in default, and I deem as true the OIP's allegations. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f).

Findings of Fact

Carter Acquisition Corp. I, CIK No. 1377824, is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period

ended September 30, 2007, which reported a net loss of $59,028 from the company's September 11, 2006, inception to September 30, 2007.

Carter Acquisition Corp. II, CIK No. 1377825, is a forfeited Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended September 30, 2007, which reported a net loss of $58,772 from the company's September 11, 2006, inception to September 30, 2007.

Carter Acquisition Corp. III, CIK No. 1377826, is a Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended September 30, 2007, which reported a net loss of $58,898 from the company's September 11, 2006, inception to September 30, 2007.

Chatsworth Acquisitions II, Inc., CIK No. 1372617, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $65,616 from the company's July 22, 2005, inception to December 31, 2008.

Chatsworth Acquisitions III, Inc., CIK No. 1372618, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2008, which reported a net loss of $70,832 from the company's July 22, 2005, inception to December 31, 2008.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failure to maintain a valid address on file with the Commission, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*,

Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanctions

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for over six years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Carter Acquisition Corp. I, Carter

Acquisition Corp. II, Carter Acquisition Corp. III, Chatsworth Acquisitions II, Inc., and Chatsworth Acquisitions III, Inc., are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge